
TESSENDERLO
GROUP

03 SEP 15 AM 7:21

FAX	DATE: 25-Apr-2003	PAGES: 4 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY




03032063

MMa/JoV 2003-190

Dear Ms Kung,

82-4785

Please find our press release of 11th September 2003.

With kind regards,

SUPPL



PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

dlw 9/16

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com


TESSENDERLO
GROUP

Brussels, 11 September 2003 **EMBARGO** UNTIL 11.09.03 – 5.40p.m.

PRESS RELEASE

Tessenderlo Group: results for the 1st half of 2003

- *Slight 3.2 % increase in turnover*
- *Consolidated profit, group share, down 29.6 %*
- *Smaller 7.8 % drop in consolidated cash flow*

Tessenderlo Group's **turnover** for the first half of 2003 is up 3.2 % compared with the same period last year, at 994.4 million EUR. The improvement seen in the 2nd quarter is almost solely due to the effect of the consolidation perimeter linked to the compounder Saplast, which Tessenderlo Group had not yet acquired in the 1st half of 2002, and the new American gelatin businesses that were incorporated as of April 2003.

The group's **net profit** is down 29.6 % from 33.8 million EUR to 23.8 million EUR.

The drop in **cash flow** is smaller at 7.8 %, falling from 88.1 million EUR to 81.2 million EUR.

Consolidated results* in € = millions EUR						
	2nd quarter		#	1st half-year		#
	2003	2002	in %	2003	2002	in %
Turnover	500.5	478.1	+4.7%	994.4	963.1	+3.2%
Operating results	22.5	36.7	-38.7%	41.3	56.8	-27.4%
Financial results	-4.8	-3.8		-7.1	-6.6	
Gross ordinary result	17.7	32.9	-46.2%	34.2	50.2	-31.9%
Exceptional result	0	-1.1		-0.2	-1.3	
Result before taxes	17.7	31.8	-44.3%	34.0	48.9	-30.5%
Taxes	-5.3	-8.7		-10.2	-13.2	
Net result	12.4	23.1	-46.3%	23.8	35.7	-33.3%
Result share of third parties	-0.8	1.0		0	1.9	
Result share of the group	13.2	22.1	-40.3%	23.8	33.8	-29.6%
Net cash flow	41.7	53.6	-22.2%	81.2	88.1	-7.8%
Number of shares	27,113,352	26,975,013		27,113,352	26,975,013	
Net result per share (EPS)	0.49	0.82	-40.2%	0.88	1.25	-29.6%

* non audited figures

Turnover Breakdown per division (millions EUR)	On 30.06.2003	On 30.06.2002
Inorganic Chemicals	288.4	315.2
Fine Chemicals	135.6	134.8
PVC	169.8	131.4
Plastics Converting	252.4	254.9
Natural Organic Products	148.2	126.8
	994.4	963.1

The **second quarter** of 2003 was characterised by a poor economic climate in most of our business divisions.

Despite more or less sustained fertiliser and feed phosphate volumes, the **inorganic chemicals division** has seen the largest drop in profit. It was affected by the fact that the dollar was significantly lower during the 2nd quarter of 2003 than for the same period in 2002, and above all by a collapse in food phosphate prices linked to an imbalance between supply and demand.
Electrolysis products remained at the poor level seen last year.

The **fine chemicals** division continued to suffer from high raw materials prices, which it has only been able to pass on partially and with a lag in its final selling prices.
Heavy competitive pressure, exacerbated by the negative effect of the dollar, held the division back.
Although turnover is almost identical to the first six months of last year, profits have dropped.

PVC prices, which had gradually improved during the 1st quarter, declined significantly during the second quarter with slightly lower volumes. The price of ethylene remained high until June. The improvement in selling prices during the first half of 2003 compared with the same period in 2002 only reflected the increase in raw materials prices. This generated a rise in turnover of approximately 20 %. The remaining 10 % of the growth seen in the division's turnover are due to the inclusion in the consolidation perimeter of the compounder Saplast. The results are therefore still heavily in the red and there has been very little improvement compared with the 1st half of 2002.

The turnover for **plastics converting** is at almost the same level as last year. Profits are also very close to those recorded in the 1st half of 2002 and are therefore generally satisfactory.

Gelatin, in the **natural organic products** division, is the only business to show a clear improvement in its results. The acquisition of the two American plants this year has already made a positive contribution and partly explains the 17 % increase in turnover.
The collection and treatment of animal by-products businesses have made identical turnover but have seen a drop in profits due to the gradual reduction in public subsidies in France and increased costs resulting from the application of a new European regulation.

2003 Prospects

With regard to the last months of the financial year, there is no substantial improvement in sight in our business sectors, particularly given the continuing difficulties in feed phosphates. The PVC price rises planned as of September will not be sufficient to reverse the trend for 2003. They should however mean that 2004 will start on a more positive note. The restructuring decided on in 2002, particularly at the Limbourg factories in Belgium, is nearing completion. Its full impact should only be felt in 2004.
It therefore already seems inevitable that the decline in profits recorded in the 1st half of 2003 will continue over the second part of the year.

Tessenderlo Group is an international chemicals group with over 115 branches in 23 countries. Around 8,300 people work for the group, 2,300 of whom are located in Belgium. The company's consolidated turnover totalled 1,934 million EUR in 2002, from its five main areas of business (inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products).
The group is a European and world leader in most of its product areas.
Tessenderlo Chemie NV is listed on Euronext Brussels and is part of BEL 20, Next 150 and NextPrime.

For further information, please contact:
Mr. Christian Vrebosch, Finance Director, ☎ +32 2 639 18 87
Mrs. Geert Dupar, Manager Corporate Communication ☎ +32 2 639 17 75
Website http://www.tessenderlogroup.com - see Corporate - News
rue du Trône 130 - 1050 Brussels

Financial services
In accordance with the Belgian Banking and Finance Commission Circular of July 2003, please note that the financial services relating to the Tessenderlo Chemie shares are provided by the following financial institutions: Degroof, Dexia, Deutsche Bank, Fortis, ING, KBC and Petercam.

A copy of the 2003 Half-Yearly Results folder is available upon request
(phone +32 2 639 18 31).

Financial agenda

-Results 3rd quarter 2003	6 November 2003
-Results on 31 December 2003	11 March 2004
-Results 1st quarter 2004	29 April 2004
-General Meeting	1 June 2004